SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 1)*

Oaktree Capital Group, LLC

(Name of Issuer)

Class A Units

(Title of Class of Securities)

674001201

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 674001201	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JMB Capital Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,010,800
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,010,800
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,010,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 674001201	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Smithwood Advisers, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,010,800
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,010,800
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,010,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 674001201	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Smithwood General Partner, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,010,800
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,010,800
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,010,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 674001201	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Smithwood Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,010,800
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,010,800
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,010,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 674001201	13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Brooks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,010,800
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,010,800
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,010,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 674001201	13G	Page 7 of 12 Pages

Item 1.

(a)	Name of Issuer

Oaktree Capital Group, LLC

(b)	Address of Issuer’s Principal Executive Offices

333 South Grand Avenue, 28th Floor
Los Angeles, California 90071

Item 2.

(a)	Name of Person Filing

JMB Capital Partners Master Fund L.P. (the “Fund”)
Smithwood Advisers, L.P. (“Advisers”)
Smithwood General Partner, LLC (“Smithwood GP”)
Smithwood Partners, LLC (“Partners”)
Jonathan Brooks (“Brooks”)

(collectively hereinafter referred to as the “Reporting Persons”)

Mr. Brooks is the Managing Member of Partners, which is the General Partner of the Fund.
Mr. Brooks is also the controlling owner and Managing Member of Smithwood GP, which is the General Partner of Advisers, the Fund’s investment adviser.

The Fund directly owns the Class A Units (the “Units”) to which this Schedule 13G relates. Each of Advisers, Smithwood GP, Partners and Brooks by virtue of their relationships to the Fund may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Units directly owned by the Fund, but each disclaims beneficial ownership of such Units except to the extent of their pecuniary interest therein.

(b)	Address of Principal Business Office or, if none, Residence

c/o Smithwood Advisers, L.P.
1999 Avenue of the Stars, Suite 2040
Los Angeles, CA 90067

(c)	Citizenship

The Fund is a limited partnership formed and existing under the laws of the Cayman Islands.
Advisers is a limited partnership formed and existing under the laws of the State of California.
Smithwood GP is a limited liability company formed and existing under the laws of the State of California.
Partners is a limited liability company formed and existing under the laws of the State of California.
Brooks is a citizen of the United States.

CUSIP No. 674001201	13G	Page 8 of 12 Pages

(d)	Title of Class of Securities

Class A Units

(e)	CUSIP Number

674001201

Item 3.	If this statement is filed pursuant to Sec.Sec.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	An investment adviser in accordance with Sec.240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with Sec.240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	A non-U.S. institution, in accordance with Sec.240.13d-1(b)(1)(ii)(J);

(k)	Group, in accordance with Sec.240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Sec.240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

CUSIP No. 674001201	13G	Page 9 of 12 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the date of this filing: The Reporting Persons beneficially own 1,010,800 Units of the Issuer.

(b)	Percent of class: Based on 30,180,933 Units issued and outstanding as of November 12, 2012, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012 for the period ended September 30, 2012.

As of the date of this filing: 3.3% (Note: Because the Units generally vote together as a single class with the Issuer’s Class B Units, the percentage interest with respect to which the Reporting Persons share the power to vote or to direct the vote will be lower than 3.3%).

(c)	Number of shares as to which the Reporting Person have:

(i)	Sole power to vote or to direct the vote – 0
(ii)	Shared power to vote or to direct the vote – As of the date of this filing the Reporting Persons share the power to vote or direct the vote of the 1,010,800 Units beneficially owned by each of them.
(iii)	Sole power to dispose or to direct the disposition of – 0
(iv)	Shared power to dispose or to direct the disposition of – As of the date of this filing the Reporting Persons share the power to dispose or to direct the disposition of the 1,010,800 Units beneficially owned by each of them.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

CUSIP No. 674001201	13G	Page 10 of 12 Pages

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Sec.240.14a-11.

CUSIP No. 674001201	13G	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013
JMB Capital Partners Master Fund, L.P.
By: Smithwood Partners, LLC, its General Partner

By: /s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Partners, LLC

By: /s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Advisers, L.P.
By: Smithwood General Partner, LLC,
its General Partner

By: /s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood General Partner, LLC

By: /s/Jonathan Brooks
Jonathan Brooks, Managing Member

By: /s/Jonathan Brooks
Jonathan Brooks, Individually

CUSIP No. 674001201	13G	Page 12 of 12 Pages

Exhibit No. 1

JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13G and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Oaktree Capital Group, LLC and hereby affirms that this Schedule 13G is being filed on behalf of each of the undersigned.

Dated: February 13, 2013
JMB Capital Partners Master Fund, L.P.
By: Smithwood Partners, LLC, its General Partner

By: /s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Partners, LLC

By: /s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Advisers, L.P.
By: Smithwood General Partner, LLC,
its General Partner

By: /s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood General Partner, LLC

By: /s/Jonathan Brooks
Jonathan Brooks, Managing Member

By: /s/Jonathan Brooks
Jonathan Brooks, Individually